SANDVIK

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Our date
2004-03-16

Our reference
ms040316

Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

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Commission File No. 82-1463

04010880

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SEC MAIL PROCESSING RECEIVED MAR 26 2004 WASH. D.C. 187

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

SUPPL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik acquires 51 % of MGS of Brazil, dated 15 March 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Gunnar Båtelsson
Group Treasurer and VP Finance

3/29

Cusip number - 800212201

SANDVIK

Press Release

Sandvik acquires 51 % of MGS of Brazil

Sandvik Materials Handling (SMH), a product area whithin Sandvik Mining and Construction (SMC), has acquired 51 percent of Manuseio de Granéis Sólidos S.A (MGS) from the members of the management team, who retain 49 percent of the company.

MGS is the leading supplier of long overland conveyors in Brazil. Customers are major Brazilian mining companies, ports and other bulk materials handling companies. MGS reported annual sales in 2003 of USD 32 million, with 65 employees. The company is headquartered in Sao Paulo.

"The acquisition provides SMH access to the expanding Brazilian mining sector, especially to the iron-ore handling segment in which demand is growing rapidly," says Lars Josefsson, President of the Sandvik Mining and Construction business area.

MGS provides SMH with local engineering and projecting know-how combined with long experience in the field.

"The overland conveyor expertise of MGS combined with advanced materials handling technology of SMH forms complete solutions for highly demanding applications," says Lars Josefsson. "In addition, the strong marketing and service organization of Sandvik in South America creates a platform to serve the customers during the entire life cycle of the equipment."

Sandviken 15 March 2004

Sandvik AB; (publ)

For additional information please contact:
Lars Josefsson, President of Sandvik Mining and Construction Business Area, +46 26 26 51 51.
Jarmo Juntunen, President of Product area Sandvik Materials Handling, +358 (0)205 44 57 50.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas – tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 37,000 employees in 130 countries, with annual sales of approximately SEK 50,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading provider of drilling and excavation machinery, tools and service to the mining and construction industries. Annual sales amount to about SEK 14,000 M, with approximately 8,600 employees. Well-established brands are Sandvik, Tamrock, Toro, Rammer, EJC, Voest-Alpine, Eimco, Driltech, Roxon, Mission, Sandvik Smith etc.

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